Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

December 13, 2011

Email from NYSE Euronext CEO Duncan Niederauer to all employees (December 13, 2011):

To my NYSE Euronext colleagues:

As you know, we are in the final stages of the merger approval process and are currently in active discussions with the European Commission regarding remedies.  Our goal is to address their concerns in an appropriate way while maintaining the industrial logic of the deal.

In considering feedback from the Commission to our initial remedies proposal, we announced today that both NYSE Euronext and Deutsche Boerse are offering enhancements to our prior submission of remedies.  These remedies are proportionate to the Commission’s expressed concerns, will preserve and enhance competition, and ensure that the strong, real benefits of the transaction are delivered to our clients.  We believe our remedies fully address the Commission’s remaining concerns. The remedies involve additional commitments from both NYX and DB. However, they enable us to remain committed to all of the equity, index, commodity and interest rate markets and customers that we serve today.

As you will recall, in November we put forth remedies in which we committed to divest parts of both NYX’s and DB’s individual equity derivatives (IED) businesses, specifically excluding NYX’s home markets businesses.  As you may have already seen in media reports, today’s submission amends that by offering to divest NYX’s IED business in its entirety. These discussions are continuing, and definitive conclusions regarding these proposals depend upon approval by our respective local regulators. If we are not successful in obtaining those approvals in any given NYX market, then it would be DB’s individual equities business in that market that would be divested, also requiring local regulatory approval.  The resolution of these issues also depends on a final disposition of our case with the European Commission, which we now expect to occur by early February of 2012.

Also, in our new remedies proposal we have:

•         Improved the coverage of the clearing access remedy (ITPA) for innovative equity index and interest rate derivatives;

•         And committed to provide a license to the Eurex trading system to a third party interested in launching interest rate derivatives.

I understand that for employees in these businesses, this will be a bit of an uncertain time.  Please know that we will keep you informed as this process moves forward and we will ensure that you get information in real time when developments arise.

In consultation with the Commission, we have also agreed to seek an extension for the thirteen remaining Commission working days available under the review process, which will provide the Commission adequate time to properly evaluate our revised submission.  Under the new timetable, the Competition authorities are now set to complete their review by February 9, 2012, and we would anticipate closing shortly thereafter.

Also, attached as an FYI is an advertisement that was placed in major European newspapers today.  As you can see, support for our deal is growing - 30 top business leaders and economists have come out today in favor of this transaction.

Thank you for your continued patience, perseverance and commitment to our company.

See you out there!

Duncan

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.